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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)

                              Quanta Services, Inc.
                              ---------------------
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    74762E102
                                    ---------
                                 (CUSIP Number)

       Leslie J. Parrette, Jr., Senior Vice President, General Counsel and
       -------------------------------------------------------------------
                              Corporate Secretary
                              -------------------
                              UtiliCorp United Inc.
                              ---------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               AMENDMENT NO. 23 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

     All information herein with respect to UtiliCorp United Inc., a Delaware corporation ("Utilicorp"), and the common stock, par value $0.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of UtiliCorp. The Schedule 13D originally filed on October 4, 1999 on behalf of UtiliCorp and twenty-two amendments thereto filed on October 8, 1999, October 14, 1999, October 20, 1999, October 26, 1999, November 9, 1999, January 13,
2000, April 27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23,
2001, October 1, 2001, October 4, 2001, October 11, 2001, October 19, 2001,
October 30, 2001, November 13, 2001, November 28, 2001, February 8, 2002, February 25, 2002 and March 7, 2002 respectively, on behalf of UtiliCorp are incorporated by reference and amended as follows.

ITEM 4. PURPOSE OF TRANSACTION.

     On March 12, 2002, UtiliCorp delivered a letter to the stockholders of Quanta, a copy of which is attached hereto as an exhibit.

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Letter to stockholders of Quanta from UtiliCorp dated March 12, 2002.

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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2002                UtiliCorp United Inc.

                                        By:       /s/ Leslie J. Parrette, Jr.
                                        Name:     Leslie J. Parrette, Jr.
                                        Title:    Senior Vice President,
                                                  General Counsel and Corporate
                                                  Secretary


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